FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 28, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc
("RBS")
- Result of General Meeting

28 April 2010

Following the General Meeting held today, RBS announces the results of the poll vote for each resolution as follows. Resolutions 1, 2 and 3 were passed as special resolutions.

RBS General Meeting Poll Result:

	For	% of votes cast	Against	% of votes cast	Total votes cast as % of Issued Share Capital	Withheld *
Resolution 1 To approve the terms of the Conditional Repurchase Agreement and the Argon Repurchase Agreement and authorise the off-market purchase of US Preference Shares and Non-US preference Shares pursuant to those agreements	47,044,286,304	99.99	6,428,269	0.01	81.16	39,553,289
Resolution 2 To approve the amendment to the Articles in order to remove the restrictions on the purchase price of the 7.387 per cent. Preference Shares	47,044,730,178	99.99	6,496,092	0.01	81.16	39,423,087
Resolution 3 To approve the amendment to the Articles in order to remove the restrictions on the purchase price of the 7.0916 per cent. Preference Shares	47,044,211,480	99.99	6,531,288	0.01	81.16	39,583,297

* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.

In accordance with the UK Listing Authority's listing rules, copies of the resolutions will shortly be available for inspection at the Financial Services Authority's Document Viewing Facility which is situated at: the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (telephone 020 7066 1000).

Contact

Jason Knauf
Head of Group Media Centre
0131 523 4414

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   28 April 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat